SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Cal-Maine Foods, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

128030202

(CUSIP Number)

C. Tyler Ball, Esq.

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

Post Office Box 14167

Jackson, MS 39236

(601) 351.2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 128030202	Page 2 of 4

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Jean Reed Adams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,301,693(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,301,693(1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,301,693(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 407,504 shares of common stock held under a Cal-Maine Foods, Inc. KSOP account, for the benefit of Jean Reed Adams.

CUSIP No. 128030202	Page 3 of 4

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Statement on Schedule 13D filed by Jean Reed Adams, aka Jean Morris Adams (the “Reporting Person”) with the Securities and Exchange Commission (“SEC”) on August 28, 2015 (the “Original Schedule 13D”), Amendment No. 1 to Schedule 13D filed by the Reporting Person on June 5, 2018 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Person on July 20, 2018 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Person on August 24, 2018 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Person on August 27, 2020 (“Amendment No. 4”), and Amendment No. 5 to Schedule 13D filed by the Reporting Person on October 14, 2022 (“Amendment No. 5”, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, the “Amended Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Cal-Maine Foods, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 shall have the meanings set forth in Amendment No. 5. This Amendment No. 6 amends Items 4 and 5, as set forth below.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby supplemented by adding the following paragraph:

“On December 20, 2022, the Reporting Person sold 1,889,716 shares of Common Stock at a price per share of $57.802 in connection with the settlement of the share forward transaction described in Amendment No. 5.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

As of the date of hereof, the Reporting Person beneficially owns an aggregate of 1,301,693 shares of Common Stock, or 2.9% of the Issuer’s outstanding shares of Common Stock. The beneficial ownership percentage is calculated based on a total of 44,135,851 shares of Common Stock outstanding as of September 27, 2022.

(b)	The Reporting Person has sole voting and dispositive power over 1,301,693 shares of Common Stock.

(c)

On December 20, 2022, the Reporting Person sold 1,889,716 shares of Common Stock at a price per share of $57.802 in connection with the settlement of the share forward transaction described in Amendment No. 5. During the past sixty days, the Reporting Person has gifted 103,754 shares of Common Stock as part of the Reporting Person’s routine annual gifting program.

(d)	Not applicable.

(e)	On December 20, 2022, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock.

CUSIP No. 128030202	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2022
Dated

/s/ Jean Reed Adams
Signature

Jean Reed Adams
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).